

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 8, 2015

Margaret C. Whitman, Chief Executive Officer
Hewlett Packard Enterprise Company
3000 Hanover Street
Palo Alto, California, 94304

> **Re:** **Hewlett Packard Enterprise Company**
> **Registration Statement on Form 10**
> **Filed July 1, 2015**
> **File No. 001- 37483**

Dear Ms. Whitman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Benjamin M. Roth, Esq.
        Wachtell, Lipton, Rosen & Katz